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                                                                    EXHIBIT 99.1

11.27.2002
Thomas D. Henrion
Chairman of the Board
Span America Medical Systems, Inc.
70 Commerce Center
Greenville, SC 59615

Dear Tom,

We, as shareholders of Span America are highly concerned with the company's Board of Director's lack of focus on shareholder value and its corporate governance practices. The company has in excess of 1/3 of its market capitalization in cash and short term investments which are earning very low rates of return. We do not believe it is in the best interest of shareholders for the Board to be sitting on such a disproportionate and growing amount of cash. During our November phone call you stated there isn't an apparent use for the excess cash.

We believe the company's staggered Board structure has resulted in an entrenched Board that has insulated itself from shareholders. We do not believe this is good corporate governance. We believe the Board could demonstrate its commitment to good corporate governance practices by proposing and recommending to shareholders the destaggering of the Board at the upcoming annual meeting. We are fully aware of our legal right to call a special meeting to destagger the Board and are prepared to exercise this right. We hope the Board does not force us to take this action, but instead immediately begins to address shareholder value and corporate governance. We believe destaggering the Board would be a rational start to this process.



Sincerely,

Farnam Street Partners, LP





Peter Haeg                                       Ray Cabillot

General Partner                                  General Partner